Exhibit 13


                                            For Immediate Release

                                                     June 8, 1995

                                      For additional information,
                                                     please call:
                                                     201-802-4302


Newark, NJ -- June 8, 1995 -- The Prudential Realty Trust (the "Trust"), a Massachusetts business trust, announces that it has entered into a definitive and binding contract of sale for its Park 100 properties located in Indianapolis, Indiana. The purchaser is Security Capital Industrial Trust and the contract purchase price is $39.2 million.

Prior to signing the contract, the Board of Trustees of the Trust adopted a resolution to liquidate and terminate the Trust, consistent with the long-standing policy and intent of the Trust.
The Trust continues to evaluate bids on it's Maple Plaza and Huntington Business Campus properties.